Exhibit 99.1

PRESS RELEASE

Thursday, May 22, 2025

Helena Helmersson Elected To On Board of Directors

ZURICH, Switzerland, May 22, 2025 — Swiss performance sportswear brand On (NYSE: ONON) announced today the election of Helena Helmersson as an additional independent member of the Board of Directors as well as a member of the Nomination and Compensation Committee.

David Allemann, Co-Founder and Executive Co-Chairman of On, said: “We are delighted to welcome Helena to On. Her exceptional track record in retail, operations, and purpose-driven leadership will be a powerful asset as we continue our journey to be the premium global sportswear brand. We’re convinced she will play a pivotal role in shaping On’s next chapter of global growth.”

Helena Helmersson, newly elected Board member of On, said: “I’m honored and excited to join On’s Board of Directors. On’s unique blend of innovation, performance, and impact creates something truly special. I look forward to working with the Board and the management team to help shape the future of this inspiring company as it grows to true scale.”

Ms. Helmersson brings a wealth of experience from her long-standing career in the fashion industry. She served as the Chief Executive Officer of H&M Group from 2020 to 2024. She began her career at H&M in 1997 as a business controller in the company’s buying office and advanced through key leadership roles. From 2010 to 2014, she served as the Head of Sustainability, leading the company’s environmental and social initiatives. Ms. Helmersson then held the position of Global Head of Production from 2015 to 2018, overseeing the company’s sourcing and supply chain operations. Prior to becoming CEO of H&M, she served as its Chief Operating Officer from 2018 to 2020. Ms. Helmersson also serves as a board member of the digital training company Quizrr and as a chairperson of Circulose, a textile-to-textile recycling company. Ms. Helmersson holds a Master of Science degree in International Business from Umeå University, Sweden.

On extends its sincere gratitude to Kenneth Fox for his seven years of dedicated and meaningful contributions to the Board of Directors, as his term concludes at the 2025 Annual General Shareholders’ Meeting. His expertise and strategic guidance have been pivotal in shaping On’s growth, including his involvement in the company’s IPO in 2021. The Board extends its best wishes to Mr. Fox for continued success in his future endeavors.

About On

On was born in the Swiss Alps in 2010 with the mission to ignite the human spirit through movement – a mission that still guides the brand today. Fifteen years after market launch, On delivers industry-disrupting innovation in premium footwear, apparel and accessories for high-performance running, outdoor, training, all-day activities and tennis. On’s award-winning CloudTec® and LightSpray™ innovation, purposeful design and groundbreaking strides within the circular economy have attracted a fast-growing global fan base – inspiring humans to explore, discover and Dream On.

On is present in more than 80 countries globally and engages with a digital community on www.on.com.

Investor Contact:
On Holding AG
Liv Radlinger
investorrelations@on.com
or
ICR, Inc.
Brendon Frey
brendon.frey@icrinc.com

Media Contact:
On Holding AG
Adib Sisani
press@on.com

Source: On

Category: Corporate